                              [GRAPHIC CINRAM LOGO]




                          2003 ANNUAL INFORMATION FORM
                                  May 10, 2004
                      For the year ended December 31, 2003






Cinram International Inc.
2255 Markham Road
Toronto, Ontario, Canada
M1B 2W3
Telephone: (416) 298-8190
Fax: (416) 298-0612

TABLE OF CONTENTS

1.  About Cinram International Inc.                                        p. 2
    o   Our corporate structure                                            p. 3
    o   Our material subsidiaries                                          p. 4
    o   Our Directors and Officers                                         p. 4
    o   Our employees                                                      p. 5
    o   Our securities                                                     p. 5
    o   Our dividend policy                                                p. 6


2.  About our business                                                     p. 6
    o   Home Video                                                         p. 7
    o   Audio/ROM                                                          p. 7
    o   Printing                                                           p. 8

3.  Risk factors that could affect our business                            p. 9

4.  Legal proceedings we are involved in                                   p. 14

5.  Interest of management and others in material transactions             p. 14

6.  Protecting the environment                                             p. 14

7.  Selected consolidated financial information                            p. 15

8.  Management's discussion and analysis                                   p. 15

9.  For more information                                                   p. 15

10. Transfer agent                                                         p. 15

Cinram International Inc. - 2003 Annual Information Form
(all figures in Canadian dollars, unless otherwise stated)


FORWARD-LOOKING STATEMENTS

Certain statements contained in this annual information form constitute "forward-looking statements" within the meaning of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements, by their nature, are not guarantees of future performance and involve risk and uncertainties, which could cause actual results to differ materially from those anticipated in these forward-looking statements. We consider the assumptions on which these forward-looking statements are based to be reasonable, but caution the reader that these assumptions regarding future events, many of which are beyond our control, may ultimately prove to be incorrect. Cinram disclaims any intention or obligation to update or revise any forward-looking statements whether as a result of new information, future events or otherwise. You should read this annual information form with the understanding that the Company's actual future results may be materially different from what we expect. All forward-looking statements attributable to Cinram are expressly qualified by these cautionary statements.

1.    ABOUT CINRAM INTERNATIONAL INC.

Isidore Philosophe and Samuel Sokoloff founded Cinram in 1969 as a contract manufacturer of pre-recorded 8-track cartridges and cassettes. In our 35-year history, we have evolved with changes in technology and consumer preferences to manufacture successive generations of pre-recorded media formats including:
8-track tapes, vinyl records, audio cassettes, CDs, CD-ROMs, VHS video cassettes and DVDs.

Cinram established its first major manufacturing presence in the United States in 1990 with the acquisition of one of the country's largest independent duplicators of audio cassettes - PRC Tape Company of Richmond, Indiana. In 1995, we entered the European market with the acquisition of two VHS video cassette duplicators: Duplication France, S.A. and Video Pouce, S.A. Throughout the remainder of the 1990s, we completed several acquisitions in both North America and Europe to establish our market presence and to expand our operation in those territories.

In 2000, Cinram entered into exclusive agreements with Twentieth Century Fox Home Entertainment Inc. (TCFHE), a major North American motion picture studio, to provide manufacturing, distribution and warehouse logistics services for VHS video cassettes and DVDs in the United States and Canada. That same year, we acquired the shares of Universal Music International Manufacturing and Logistics, S.A. (UML) in France and signed a long-term CD supply contract with UML - providing a solid foundation for our CD business in Europe.

In 2002, we added significant DVD capacity in North America, and to a lesser extent Europe, as a result of the growing consumer demand for DVDs and additional business from new, exclusive DVD supply agreements entered into during the year.

In 2003, we completed the largest strategic acquisition in our history. We acquired Time Warner Inc.'s DVD and CD manufacturing and physical distribution businesses, together with certain related businesses, in the United States and Europe, for $1.538 billion in cash.

As part of the transaction, we also entered into exclusive, long-term agreements to manufacture, print, package and physically distribute DVDs and CDs for Warner Home Video and Warner Music Group in North America and Europe, and for New Line Home Entertainment, Inc. in North America. The transaction closed in October 2003 and increased Cinram's DVD and CD manufacturing capacity to over one billion discs per year. The purchase price was funded from banking facilities of up to US$1.175 billion.

Accordingly, Cinram's revenue, earnings and earnings per share all reached record levels in 2003. Today, we are the world's largest independent provider of pre-recorded multimedia products and related logistics services.

Cinram International Inc. - 2003 Annual Information Form
(all figures in Canadian dollars, unless otherwise stated)


OUR CORPORATE STRUCTURE

Cinram International Inc. ("Cinram" or the "Company") was formed as Cinram Ltd./Cinram Ltee by letters patent dated July 28, 1969 pursuant to the Canada Corporations Act. The registered and principal office of Cinram is located at 2255 Markham Road, Toronto, Ontario, M1B 2W3 and its telephone number is (416) 298-8190. Cinram has amended its constating documents as follows:

      (a)   by Certificate of Continuance dated November 12, 1980, Cinram:

            (i) re-organized its share capital by authorizing for issuance an unlimited number of common shares, an unlimited number of Class A shares, an unlimited number of Class B shares and an unlimited number of Class C shares; and

            (ii)  was continued under the Canada Business Corporations Act;

      (b) by Certificate of Amendment dated January 7, 1986, Cinram further re-organized its share capital by:

            (i) reducing the authorized capital of Cinram to an unlimited number of common shares only;

            (ii) subdividing each of its issued and outstanding common shares into 140 common shares;

            (iii) and deleting all restrictions on share transfers;

      (c) by Certificate of Amalgamation dated December 31, 1986, Cinram amalgamated with 147213 Canada Inc;

      (d) by Certificate of Amendment dated June 25, 1987, Cinram subdivided each of its issued and outstanding common shares into three (3) common shares;

      (e)   by Certificate of Amalgamation dated June 30, 1988, Cinram:

            (i) amalgamated with Praxis Technologies Corporation and Praxis Technologies Inc. (collectively "Praxis");

            (ii) increased its authorized share capital by creating an unlimited number of redeemable preference shares. The holders of the preference shares are entitled to receive dividends as and when declared by the Directors of Cinram in such amount and in such form as the Directors of Cinram may from time to time determine.

      (f) by Certificate of Amendment dated June 21, 1993, Cinram subdivided each of its issued and outstanding common shares into two (2) common shares;

      (g) by Certificate of Amalgamation dated July 31, 1993, Cinram amalgamated with Nelson Vending Technology Limited ("Nelson Vending") and Nelson Videovend Ltd. ("Nelson Videovend");

      (h) by Certificate of Amendment dated June 12, 1997, the name of the Corporation was changed to Cinram International Inc.;

      (i) and by Certificate of Amendment dated February 27, 1998, Cinram subdivided each of its issued and outstanding common shares into two
            (2) common shares

Cinram International Inc. - 2003 Annual Information Form
(all figures in Canadian dollars, unless otherwise stated)


MATERIAL SUBSIDIARIES

==========================================================================
NAME OF SUBSIDIARY          % OWNERSHIP      JURISDICTION OF INCORPORATION
==========================================================================
Cinram Inc.                 100%             Delaware, U.S.A.
Cinram Manufacturing Inc.   100%             Delaware, U.S.A.
Ivy Hill Corporation        100%             Delaware, U.S.A.
Cinram GmbH                 100%             Germany
--------------------------------------------------------------------------

References herein to "Cinram" include the Company and its material subsidiaries.

OUR DIRECTORS AND OFFICERS

As of May 1, 2004, Cinram's Directors and senior Officers, as a group, beneficially owned directly or indirectly, or exercised control or direction over, 4.6% of Cinram's outstanding common shares, or 2,562,098 common shares. Under Cinram International Inc.'s by-laws, Directors hold office until the next annual shareholders' meeting, or until their successors are elected.

DIRECTORS

The following table lists Cinram International Inc.'s Directors, their place of residence and principal occupation on May 10, 2004. As a public company, we are required by law to have an audit committee.


=============================================================================================================
NAME AND PLACE OF RESIDENCE     DATE ELECTED OR APPOINTED    CURRENT PRINCIPAL OCCUPATION
                                TO THE BOARD OF DIRECTORS
=============================================================================================================
Henri A. Aboutboul 3            November 19, 1986            Chairman of the Board, Cinram International Inc.
London, United Kingdom                                       Corporate Director

Norman May, Q.C. 2              December 1, 1985             Partner,
Ontario, Canada                                              Fogler, Rubinoff LLP

Nadir H. Mohamed, CA 1, 3*      September 25, 2003           President and Chief Executive Officer,
Ontario, Canada                                              Rogers Wireless Communications Inc.

Isidore Philosophe              August 29, 1969              Chief Executive Officer,
Ontario, Canada                                              Cinram International Inc.

John R. Preston, CPA 1, 2*      September 25, 2003           Vice-President, Finance and Administration,
Florida, USA                                                 Southern Wine & Spirits of America Inc.

Lewis Ritchie, CA               June 1, 1985                 Executive Vice-President, Finance and
Ontario, Canada                                              Administration, Chief Financial Officer,
                                                             Cinram International Inc.

David Rubenstein                June 19, 2002                President, Cinram Americas
Florida, USA                                                 Executive Vice-President, Cinram
                                                             International Inc.

Peter G. White 1*, 3            June 12, 1997                Co-Chief Operating Officer and Secretary,
Ontario, Canada                                              Hollinger Inc.
------------------------------------------------------------------------------------------------------------

1   Audit Committee

2   Corporate Governance and Nominations Committee

3   Compensation Committee

*   Committee chair

Cinram International Inc. - 2003 Annual Information Form
(all figures in Canadian dollars, unless otherwise stated)


All of Cinram's Directors have held the positions listed in the table above during the past five years, except for the people listed in the table below.

================================================================================
DIRECTOR                    PAST OCCUPATION
================================================================================
Henri A. Aboutboul          Managing Director of Chemicals,
                            Waste Management International B.V.

Nadir H. Mohamed            President and Chief Operating Officer of Rogers
                            Wireless Communications Inc. from August 2000 to
                            July 2001, Senior Vice-President of Marketing and
                            Sales of Telus Communications Inc. from February
                            1999 to August 2000

John R. Preston             Executive Vice-President and Chief Financial
                            Officer, Ripplewood Investment Holdings prior to
                            January 2004

David Rubenstein            President, Cinram U.S. Operations, prior to June
                            2001

Peter G. White              Executive Vice-President, Argus Corporation, prior
                            to January 2004

--------------------------------------------------------------------------------


OFFICERS

The table below lists Cinram International Inc.'s Officers, their place of residence and principal occupation on May 10, 2004.

==========================================================================================================
NAME                     PLACE OF RESIDENCE      OFFICE HELD AT CINRAM INTERNATIONAL INC.
==========================================================================================================
Isidore Philosophe       Ontario, Canada         Chief Executive Officer

David Locksley           Ontario, Canada         Chief Information Officer

Jaime Ovadia             Florida, USA            Executive Vice-President, Worldwide Theatrical Home Video

Jacques Philosophe       Ontario, Canada         Executive Vice-President

Monique Rabideau         Ontario, Canada         Assistant Secretary

Lewis Ritchie            Ontario, Canada         Executive Vice-President, Finance and Administration,
                                                 Chief Financial Officer

David Rubenstein         Florida, USA            President, Cinram Americas
                                                 Executive Vice-President

John Tino                Ontario, Canada         Director, Financial Reporting and Treasurer

Marcel Tuchner           Ontario, Canada         Executive Vice-President, Manufacturing and Engineering
----------------------------------------------------------------------------------------------------------

OUR EMPLOYEES

As of December 31, 2003, Cinram had approximately 9,400 employees worldwide.

OUR SECURITIES

Our authorized capital stock consists of an unlimited number of common shares and an unlimited number of preference shares. The preference shares are non-voting and are entitled to dividends, as and when declared by the Board of Directors. At December 31, 2003, Cinram had 56 million common shares issued and outstanding. Cinram's common shares are listed and posted for trading on The Toronto Stock Exchange under the symbol CRW. Effective January 1, 2001, we de-listed from the NASDAQ.

Cinram International Inc. - 2003 Annual Information Form
(all figures in Canadian dollars, unless otherwise stated)


===============================================================================
2003               OPEN         HIGH          LOW       CLOSE     VOLUME TRADED
===============================================================================
January        $   9.99     $  10.05      $  8.85    $   9.35         2,901,501

February       $   9.31     $   9.40      $  8.36    $   8.41         2,103,713

March          $   8.41     $  11.25      $  8.41    $  11.00         7,982,775

April          $  11.00     $  13.70      $ 10.80    $  13.49         9,673,700

May            $  13.48     $  15.36      $ 13.40    $  14.69         7,053,350

June           $  14.55     $  16.85      $ 14.45    $  16.43         4,898,619

July           $  16.50     $  25.75      $ 15.51    $  25.00        20,355,697

August         $  24.99     $  29.60      $ 23.81    $  28.55         9,583,202

September      $  28.27     $  28.95      $ 24.72    $  24.95         8,965,887

October        $  26.22     $  27.47      $ 25.34    $  27.47         7,126,204

November       $  27.75     $  28.50      $ 25.58    $  27.30         8,598,748

December       $  27.01     $  28.59      $ 26.10    $  28.35         5,762,996
-------------------------------------------------------------------------------

OUR DIVIDEND POLICY

According to the Board of Director's current policy, Cinram International Inc. declares and pays quarterly cash dividends on its common shares at a rate of $0.12 per year. The Board of Directors regularly reviews its dividend policy. The ability to declare dividends is restricted to the current policy by the terms of the Cinram's credit facilities.

=======================================================
YEAR            CASH DIVIDEND DECLARED PER COMMON SHARE
=======================================================
2003            $0.12
2002            $0.08
2001            $0.06
-------------------------------------------------------

In 2004, Cinram's Board of Directors has so far declared quarterly dividends of $0.03 per common share, payable on March 31, 2004, and June 30, 2004.

2.    ABOUT OUR BUSINESS

Cinram International Inc. is the world's largest independent provider of pre-recorded multimedia products and logistic services. With facilities in North America and Europe, Cinram manufactures and distributes pre-recorded DVDs, VHS video cassettes, audio CDs, music cassettes, and CD-ROMs for motion picture studios, music labels, publishers and computer software companies around the globe.

In 2003, 84% of our revenue was generated outside of Canada - 62% in the United States and Mexico and 22% Europe.

We operate in three main industry segments: Home Video replication/duplication, Audio/ROM replication/duplication and Printing. As a custom audio and home video replicator/duplicator, we only produce multimedia products to fill specific orders from our customers. In North America and Europe, most of our major home video and audio customers use our services to outsource manufacturing and distribution of their content because they prefer to concentrate their efforts on promotion and artistic development.

Cinram International Inc. - 2003 Annual Information Form
(all figures in Canadian dollars, unless otherwise stated)


      1.    HOME VIDEO

      Home Video replication/duplication customers provide us with a master tape, label design, graphics and promotional materials. Cinram assumes responsibility for all manufacturing and packaging operations and delivers/distributes finished product directly to retailers or distributors on behalf of our customers.

      Our major customers in North America and Europe are major motion picture studios. In Europe, we also participate in the competitive home video replication/duplication market, where most of the major studios use third party duplicators. Life-style, education and marketing videos are some of the major markets.

      We have non-exclusive DVD replication licensing agreements with MPEGLA, the 3-C Group (administered by Philips Electronics), the 6-C Group, (administered by Toshiba Corporation) and Discovision Associates.

      The Home Video replication/duplication segment accounted for 60% of our 2003 consolidated revenue, compared with 61% in 2002. In 2003, approximately 78% of Cinram's Home Video replication/duplication revenue was generated in North America and 22% in Europe.

      The competitive environment for DVDs in both in the United States and Europe includes a number of significant players. Technicolor, subsequent to the acquisitions of Nimbus' facility in Virginia and Panasonic, became the largest independent DVD replicator and Cinram's most important competitor. In addition to Technicolor, we compete with a number of other independent replicators, including Infodisc, a Taiwan-based manufacturer, and Deluxe, owned by Rank Group Plc.

      While independent replicators are important competitors, a number of large media conglomerates with music and film content subsidiaries, such as Sony and Bertelsmann, continue to manufacture DVDs and other media in-house through captive subsidiaries, such as Bertelsmann's Sonopress subsidiary. Sony's captive subsidiary is one of the largest DVD replicators in the world. However, most of its output is its own content including Columbia Tri-Star films and Playstation games. Such captive subsidiaries also provide significant competition for us but, as importantly, restrict the potential market for our services, as we are unlikely to win the manufacturing business of their associated music companies unless the captive operations are sold.

      Today, the top three DVD manufacturers in North America are Technicolor, Cinram and Sony, which together account for more than 80 percent of 2003 revenue. In Europe, the top three players are Sony, Technicolor and Cinram, which comprise more than 50% of the market. To keep pace with the demand that is expected to continue to accelerate, major manufacturers have invested or are expected to invest to significantly increase capacity over the next few years.

      2.    AUDIO/ROM

      Audio/ROM replication/duplication customers provide us with a master tape, label design, graphics and promotional materials. Cinram assumes responsibility for all manufacturing and packaging operations and delivers/distributes finished product directly to retailers or distributors on behalf of our customers.

      Cinram's principal customers in the Audio/ROM replication/duplication segment are major music labels, publishers and computer software companies in North America and Europe. We enter into agreements in the ordinary course of our business with our major customers, which deal generally with pricing, delivery, order size, confidentiality and copyright protection.

Cinram International Inc. - 2003 Annual Information Form
(all figures in Canadian dollars, unless otherwise stated)


      We have non-exclusive CD replication licensing agreements with a member of the Philips Group of Companies in the Netherlands and with Discovision Associates.

      The Audio/ROM replication/duplication segment accounted for 21% of our consolidated 2003 revenue, compared with 27% in 2002. In 2003, approximately 68% of our Audio/ROM replication/duplication revenue was generated in North America, and 32% in Europe.

      Currently, the CD replicating industry is relatively fragmented with the top eleven players accounting for less than half of global production in 2003. The four leading global CD manufacturers are Sony, Cinram, Sonopress, and EMI followed by Universal, Disctronics, CMC, Technicolor and JVC. Given the considerable excess capacity in the industry, consolidation and rationalization is expected to continue

      3.   PRINTING

      In 2003, Cinram acquired Ivy Hill Corporation as part of the Time Warner transaction. Ivy Hill is one of the largest specialized printing companies in the U.S. focused on printing and packaging for music, multimedia, home video and publishing applications - including DVD and CD folders, patented "Snapper" packages for DVD, point-of-purchase displays, custom box sets and other customized printer products for media. Sales to Warner Home Video and Warner Music Group represent approximately 70% of Ivy Hill's revenues. Ivy Hill's results correspond to our new Printing industry segment. Printing accounted for 6% of revenue in 2003.

Key success factors in the home video and audio replication industry include:

o Capacity: Critical to securing contracts with major studios and achieve economies of scale to lower costs and achieve higher margins.

o Premium contracts: Market share is dependent upon strong relationships and arrangements with large studios.

o Full service offering: Replicators must offer a complete package of services, including high value-added distribution services, often in multiple territories.

o Access to financing: Essential for investment in capacity, technological improvements and product offering.

o Low cost of production: Customers are cost conscious and will make purchase decisions based on price.

Key success factors in the printing industry include:

o Capacity: Critical to securing contracts and achieving economies of scale to lower costs and achieve higher margins.

o Premium contracts: Market share is dependent upon strong relationships and arrangements with large customers

o Access to financing: Essential for investment in capacity, technological improvements and product offering.

o Low cost of production: Customers are cost conscious and will make purchase decisions based on price.

We believe that our world-class distribution and logistics capabilities allow us to differentiate ourselves from the competition by providing complete turnkey services for our customers at a time when many studios and music labels are looking to refocus on their core business and outsource their logistic needs. In addition, given our greater scale and scope of operations, we are better positioned to compete for additional large-scale contracts. Our operations now span two continents and 20 major facilities worldwide (16 in North America and four in Europe), with almost 6.0 million square feet of manufacturing and distribution facilities. Our facilities are strategically located to serve key North American and European markets quickly and efficiently.

Cinram International Inc. - 2003 Annual Information Form
(all figures in Canadian dollars, unless otherwise stated)


We have maintained longstanding customer relationships with several major film studios and music labels globally. Our customer base includes Warner Home Video, Warner Music Group, MGM, Fox, Artisan, Universal, New Line Home Entertainment, Alliance Atlantis, BMG, Universal Music and EMI. Revenues are derived mainly from exclusive multi-year contracts typically ranging from two to five years - approximately 80% of our revenues are generated under such contracts. We believe our strong history of contract renewal success is based on our proven ability to meet customer requirements consistently and accurately. Furthermore, the high degree of integration between our customers and us adds significant value for our customers and assists us in retaining customer relationships.

Raw materials purchased by Cinram are abundantly available. The major components used in our products are plastics. Raw materials are sourced from North America, Europe and the Far East.

We maintain sufficient production capacity in our industry segments to meet surges in demand. The highest demand typically occurs during the fourth quarter. In 2003, approximately 48% of our Audio/ROM replication/duplication revenue and approximately 44% of our Home Video replication/duplication revenue was generated in the fourth quarter.

In 2003, approximately 49% of revenue was derived from the Company's two largest customers, compared to 52% in 2002. Also in 2003, the largest customer accounted for 30% of consolidated revenue, down from 37% in 2002. The loss of one of our major customers could have a materially adverse effect on our financial results.

MATERIAL CONTRACTS

On October 24, 2003, Cinram acquired from Time Warner Inc. the DVD and CD manufacturing and physical distribution businesses of the Warner Music Group, together with certain related businesses (collectively referred to as the "Time Warner Businesses" or the "Acquired Businesses"), in the United States and Europe for a purchase price of $1.538 billion in cash (the "Acquisition"). The DVD and CD manufacturing and physical distribution businesses were comprised of WEA Manufacturing Inc., Warner Music Manufacturing Europe GmbH and certain distribution assets of WMG that were transferred to WEA LLC. The other two acquired businesses were Ivy Hill, a specialty printing and packaging business, and Giant Merchandising, a manufacturer and supplier of branded custom label apparel and related development and design services.

As part of the Acquisition, we entered into exclusive supply relationships with Time Warner companies. Warner Home Video has DVD distribution agreements with Home Box Office ("HBO"), New Line and Turner Entertainment. The six-year agreements allow us to supply substantially all of Time Warner's North American and European DVD and CD replication requirements through 2009.

3.    RISK FACTORS THAT COULD AFFECT OUR BUSINESS

OUR FINANCIAL PERFORMANCE IS SENSITIVE TO ECONOMIC TRENDS AND CONSUMER PREFERENCES IN OUR MAJOR MARKETS.

Our financial performance depends on the continued growth and viability of the industries of our customers. Substantially all of the purchases of the pre-recorded CDs, DVDs and audio and video cassettes sold by our customers are discretionary. Accordingly, weakening economic conditions or outlook could reduce significantly consumption in any of our customers' major markets thereby causing material declines in our revenue and operating income. If the current unfavorable economic climate in the United States and Europe continues, if the effects of international political and military instability depress consumer confidence, or if other negative economic trends continue or accelerate in any of our customers' major markets, our business, financial condition and results of operations may be materially adversely affected. In addition, because of the discretionary nature of their product, our customers must continually compete for the public's leisure time and disposable income with other forms of entertainment, including sporting events, concerts, live theatre and restaurants. They also compete for retail shelf space

Cinram International Inc. - 2003 Annual Information Form
(all figures in Canadian dollars, unless otherwise stated)


with other consumer goods. As a result of this competition, demand for our customers' products that we service could be reduced and our profit margins and sales volumes could be adversely affected.

OUR BUSINESS IS THREATENED BY UNAUTHORIZED COPYING AND DISTRIBUTION OF MUSIC AND VIDEO FILES.

Advances in technology that allow for the transfer and downloading of music files from the Internet without authorization from the owners of the rights to such content have threatened the conventional copyright-based business model of our customers by making it easier to create and redistribute unauthorized music files. In addition, as current technologies improve, the unauthorized transfer and downloading of video files will likely become more widespread. The proliferation of this unauthorized copying, use and distribution of such files is supported by the increasing availability and decreasing price of new technologies, such as analog recorders, personal video recorders and CD and DVD burners, and the increasing number of peer-to-peer digital distribution services that facilitate such transfers and downloading.

While certain industry associations, such as the Recording Industry Association of America and the Canadian Recording Industry Association, have launched legal action against heavy downloaders and file sharers, there can be no assurance of the outcome of these lawsuits or that they will be able to effectively manage these concerns. We expect that file sharing and downloading, both legitimate and illegal, will continue to exert significant pressure on demand for CDs and, as the speed and quality with which video files can be transferred and downloaded improves, may in the future exert significant pressure on demand for DVDs. Similarly, demand for our products is adversely affected by VHS video cassette, CD and DVD piracy. File sharing, downloading and piracy have contributed to a significant decrease in the volume, and have put significant pressure on the price, of legitimate sales of VHS video cassettes, CDs and DVDs. As substantially all of our net sales are derived from the sale of these products, continued file sharing, downloading and piracy could materially adversely affect our business, financial condition and results of operations.

DEMAND AND PRICING FOR OUR PRODUCTS COULD BE MATERIALLY ADVERSELY AFFECTED BY THE INTRODUCTION OF DISTRIBUTION ALTERNATIVES.

Certain of our customers have begun to develop or partner with new services for the authorized digital distribution of their music, movies and television programs. These digital distribution outlets are supported by widespread access to the Internet, as well as the increasing availability of affordable, portable music and video players. In addition, our business faces pressure from the emerging technology of video on demand (VOD). These services may offer more attractive pricing or more convenient delivery and, as a result, could materially reduced demand for pre-recorded CDs, DVDs and audio and VHS video cassettes. These services, and any other future initiatives that reduce the demand for or pricing of our products, could materially adversely affect our business, financial condition and results of operations.

WE MAY NOT BE ABLE TO SUCCESSFULLY IMPLEMENT THE STRATEGIES RELATING TO THE ACQUISITION OR ACHIEVE THE ANTICIPATED BENEFITS FROM THE ACQUISITION.

The Acquisition involves a strategy to, among other things, rationalize key functions, reduce costs and increase profit margins by leveraging economies of scale and capitalizing on the best practices of Cinram and the Acquired Businesses. We cannot assure you that we will be able to implement this strategy or that we will realize the benefits we anticipate from this strategy. This depends in large part on our ability to successfully integrate the operations of the Acquired Businesses with our existing operations. Successful integration will depend on our ability to assess management depth, manage the new operations, realize opportunities for revenue growth, capitalize on synergies and eliminate redundant and excess costs. Although we have successfully accomplished the integration of acquired businesses in the past, the Acquisition is of a much larger scale than our previous endeavors. Successful integration is subject to a number of risks, including difficulties in:

      o  assimilating and retaining employees,

      o assimilating corporate cultures and practices and broad and geographically dispersed personnel and operations;


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Cinram International Inc. - 2003 Annual Information Form
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      o  entering into markets in which we did not previously operate on a large scale or at all, such as the specialty printing and packaging business and the custom label apparel business; and

      o integrating departments, systems, technologies, books and records and procedures, as well as maintaining uniform standards and controls.

The success of the integration will also require the dedication of management and other personnel resources, which may temporarily distract their attention from our day-to-day business. We may not be able to successfully integrate any or all of these businesses into our existing organization or that we will be able to effectively manage these new operations. If we fail to properly integrate the acquired businesses or to operate these entities in a cost effective manner, our business, financial condition and results of operations will suffer. Furthermore, we may not be able to maintain the levels of revenue, earnings or operating efficiency that we or the Acquired Businesses had achieved prior to the Acquisition or might achieve separately.

WE FACE SIGNIFICANT COMPETITIVE AND PRICING PRESSURES IN THE MARKETS WE SERVE.

We are engaged in a commodity driven industry that is highly price competitive, and where no one participant has an exclusive license to replicate pre-recorded DVDs or CDs in a particular territory. Some of our competitors are companies, or divisions or operating units of companies, that have greater financial and other resources than we do. In addition, there is competitive pressure from lower-cost, offshore replicators. We may not be able to compete successfully in our industry, which could have a material adverse effect on our business, results of operations, financial condition and cash flow.

Many of our customers have recently undergone, or may choose to undergo, consolidation. As our customers grow larger and their industries grow more concentrated, the few remaining large entities may develop greater bargaining power and may be able to exert significant pricing pressure on our products which, would adversely affect our results of operations. If any of our customers is acquired by or consolidates with another participant in the industry that has either an existing relationship with one of our competitors or the internal capacity to produce the products we provide, we may lose the business of this customer and our results of operations could be impacted significantly. Furthermore, our contracts with our customers often place restrictions on the timing and amount of allowable price increases and also frequently contain a market price test, which may force us to lower the prices we charge our customers depending on prevailing industry prices.

OUR DEPENDENCE ON A LIMITED NUMBER OF LARGE CUSTOMERS WITH SUBSTANTIAL BARGAINING POWER CREATES POTENTIAL RISKS TO OUR REVENUE AND PROFITS.

We operate in an industry in which the majority of sales are accounted for by a few large companies. In 2003, approximately 49% of our revenue was derived from our two largest customers, compared to 52% in 2002. Also in 2003, the largest customer accounted for 30% of consolidated revenue, down from 37% in 2002. If any of our most significant customers discontinue their relationships with us for any reason our business could be materially adversely affected. In addition, our customers face a variety of risks and competitive pressures in the industries in which they operate and if market and other factors necessitate them to cancel, reduce or postpone current or expected purchase commitments for our products, our operating results and financial condition could suffer. Similarly, if our significant customers do not own the licensing and distribution rights to the content they produce, there is no assurance that we will be provided with the contract for such products.

DEMAND AND PRICING FOR OUR PRODUCTS GENERALLY DECLINE AS OUR PRODUCTS MATURE.

Demand and pricing for our products generally decline as our products mature. Through the history of their production, each of the audio cassette, VHS video cassette and CD formats have experienced substantial declines in demand and pricing. As a result, to the extent we are unable to increase our sales volumes or reduce our costs for the manufacture of these formats, our profit margin for these formats may decline. We are experiencing the same declines in respect of DVD and expect to experience similar declines in any future formats that we manufacture. Therefore, our long-term success depends on our ability to invest in new technologies and to secure our customers for new formats as they transition from


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Cinram International Inc. - 2003 Annual Information Form
(all figures in Canadian dollars, unless otherwise stated)


mature formats. In addition, as a result of declines in demand for audio cassette, video cassette and CD formats, our revenue is increasingly dependent on sales of a single format, DVD.

WE RELY ON OUR KEY PERSONNEL TO MANAGE OUR BUSINESS EFFECTIVELY AND WE MAY NOT BE ABLE TO RETAIN THOSE EMPLOYEES OR RECRUIT ADDITIONAL QUALIFIED PERSONNEL.

Our operations and prospects depend in large part on the performance and continued service of our senior and middle management teams. The loss of key employees or the inability to attract skilled employees could adversely affect our ability to effectively pursue our business strategy. Currently, only certain of our key officers and employees are bound by employment contracts.

INCREASED RAW MATERIAL COSTS COULD ADVERSELY AFFECT OUR RESULTS OF OPERATIONS.

Each year we purchase significant quantities of plastics for the manufacture of DVDs, CDs and video and audio cassettes. The availability and prices of these materials may be influenced by a number of different factors, many of which are beyond our control. Significant shortages of, and price increases for some of these materials have occurred in the past. For example, in fiscal 2000, we experienced price increases for polycarbonate and polystyrene of approximately 17% and 47%, respectively. If we experience raw material price increases and we are either unable to pass such increases through to our customers at all or we are contractually restricted as to the timing of any increases in the amount we charge our customers, our margins would be adversely affected.

OUR BUSINESS COULD BE HARMED IF WE ARE UNABLE TO MANAGE THE SUCCESSFUL PRODUCTION AND SUPPLY OF OUR PRODUCTS.

In our business, we are required to deliver substantial volumes of products meeting the stringent requirements of our customers. Our failure to manage successfully the production and supply of our products, including the failure to meet scheduled production and delivery deadlines, or the failure of our products to meet the product quality requirements of our customers, could materially adversely affect our business, operating results and financial condition.

WE ARE EXPOSED TO POTENTIAL CLAIMS OF INTELLECTUAL PROPERTY INFRINGEMENT.

The industry in which we compete has many participants who own, or claim to own intellectual property. We cannot determine with certainty whether any existing third party patents or the issuance of any third party patents would require us to alter our manufacturing processes or obtain licenses relating to our processes or products. There is no assurance that we will be able to obtain such licenses on terms favorable to us, if at all, and obtaining and paying royalties on new licenses might materially increase our costs. Although we have established internal controls to verify that our customers own the rights to the content we replicate/duplicate on their behalf, there can be no assurance that the content on the multimedia products we manufacture does not infringe upon the intellectual property rights of third parties. Any claims brought against Cinram by third parties with respect to intellectual property rights, with or without merit, could be time-consuming, and result in costly litigation or cause delays in our operations. Since there can be no assurance of the outcome of such claims, we may be subject to fines or penalties that could be significant.

WE CONDUCT BUSINESS INTERNATIONALLY, WHICH EXPOSES US TO UNCERTAINTIES AND RISKS THAT COULD NEGATIVELY AFFECT OUR OPERATIONS AND SALES.

A significant portion of our sales are made to customers located outside the United States and Canada. We expect our international operations to continue to account for a significant portion of our revenues in the future and might expand into new markets in the future. The economies of foreign countries important to our operations could suffer slower economic growth or instability in the future. In addition, our operations and sales in foreign markets could be negatively affected by a variety of risks including new restrictions and controls on access to markets, unusual or burdensome foreign laws or regulatory requirements or unexpected changes to those laws or requirements, fluctuations in the value of foreign currency versus the U.S. dollar and potential currency devaluations, dependence on foreign distributors and their sales channels and poor recognition of intellectual property rights. We may not be able to insure


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Cinram International Inc. - 2003 Annual Information Form
(all figures in Canadian dollars, unless otherwise stated)


or hedge against these risks, and we may not be able to ensure compliance with all of the applicable regulations without incurring additional, significant costs.

WE MAY EXPERIENCE ADVERSE EFFECTS DUE TO EXCHANGE RATE FLUCTUATIONS.

Our operations in foreign markets expose us to the risk of foreign currency fluctuations. To the extent we incur expenses that are not denominated in the same currency as the related revenues, exchange rate fluctuations could cause our expenses to increase as a percentage of revenue affecting our profitability and cash flows. For example, our supply agreements with the Time Warner companies are priced in U.S. dollars although we incur a significant amount of costs in foreign currencies in respect of the CDs and DVDs we manufacture for their European and Canadian operations. Volatility in currency exchange rates may generate losses, which could have a material adverse effect on our financial condition or results of operations. In addition, we are exposed to currency exchange risk on debt denominated in U.S. dollars.

CHANGES IN THE LEVEL OF INTEREST RATES MAY ADVERSELY AFFECT OUR CASH FLOWS AND RESULTS OF OPERATIONS.

Our credit facilities bear interest at variable rates with a fixed interest rate spread. The weighted average interest rate on our debt of $1,357.6 million for the year ended December 31, 2003, was 6.0%. If the variable portion of the interest rate increased by 10%, our interest rate would have risen to 6.1%, and our interest expense would have increased by approximately $0.3 million for fiscal 2003. Any future increases in interest rates will affect the amount necessary to service our indebtedness under the credit facility and could have a negative impact on our cash flows and results of operations.

ADVANCES IN TECHNOLOGY AND CHANGES IN OUR CUSTOMERS' DEMANDS MAY REQUIRE US TO INCUR SIGNIFICANT CAPITAL EXPENDITURES IN ORDER TO REMAIN COMPETITIVE.

Changes in the technology employed by the pre-recorded media industry and the emergence of the future generations of media products such as HD DVD, may require us to extensively upgrade or alter our manufacturing processes and production facilities in order to offer the most up-to-date product variations. As the demands and requirements of our customers shift, it will be essential for us to modify the products and services we offer in order to retain these customers. The costs associated with adapting our operations in response to obsolete equipment and products, as well as with continually meeting the specifications of our customers, will likely be significant and there can be no assurance that we will be able to finance the necessary capital requirements through internally generated funds, additional borrowings or other sources. If we are unable to obtain the resources necessary to fund product expansion and new technology development, we may not be able to successfully implement our business strategies and our market share, profit margins and results of operations could be adversely affected. In addition, we cannot assure you that all of existing customers with whom we only have contracts for current forms of media will continue to employ our services when they migrate to the next generation media.

DUE TO THE NATURE OF OUR BUSINESS, OUR RESULTS OF OPERATIONS AND CASH FLOWS MAY FLUCTUATE SIGNIFICANTLY FROM PERIOD TO PERIOD.

Our revenue and profitability are largely affected by the release schedule of our major customers, which, in turn, is dependent on a variety of factors such as consumer demand. We report results of operations quarterly and our results of operations and cash flows in any reporting period may be materially affected by the timing of releases by our customers, which may result in significant fluctuations from period to period. In many of the industries in which we operate, purchases typically are made in the last three months of the calendar year. Accordingly, a significant percentage of our annual revenue and earnings is realized during our fourth quarter, making fourth quarter results material to our full-year performance. This sales seasonality affects our operating cash flow from quarter to quarter. We cannot assure you that our fourth quarter performance in any calendar year will be sufficient to meet our obligations or projections for the year.


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Cinram International Inc. - 2003 Annual Information Form
(all figures in Canadian dollars, unless otherwise stated)


WORK STOPPAGES OR OTHER LABOR DISRUPTIONS AFFECTING OUR KEY CUSTOMERS COULD HAVE AN ADVERSE EFFECT ON OUR PROFITABILITY AND FINANCIAL CONDITION.

Labor disruptions at our key customers or the clients they service, particularly work stoppages involving those associated with the music recording or film industries, could significantly affect demand for our products. Any prolonged strikes or other forms of labor protests affecting the businesses of our customers could have a material impact on our financial condition and results of operations.

OUR MANUFACTURING OPERATIONS ARE SUBJECT TO ENVIRONMENTAL LAWS AND REQUIREMENTS THAT MAY IMPOSE MATERIAL LIABILITIES AS WELL AS OPERATING AND CAPITAL EXPENDITURES ON US.

Our manufacturing facilities are subject to a range of federal, state, local and foreign laws and regulations relating to the environment. These include laws and regulations that govern discharges to the air, water and land, the handling and disposal of hazardous substances and wastes and the remediation of contamination associated with our facilities and off-site disposal locations. Compliance with existing and future environmental laws and enforcement policies may require us to incur capital and other costs, which may materially adversely affect our future financial condition. In addition, if we are found not to be in compliance with applicable environmental regulations at our facilities, we may be subject to fines and penalties that could be significant.

4.    LEGAL PROCEEDINGS WE ARE INVOLVED IN

Cinram is involved in various legal actions that are normal to the course of our business. We do not expect any resulting liability to have a material adverse effect on our financial position or our results.

5.    INTEREST OF MANAGEMENT AND OTHERS IN MATERIAL TRANSACTIONS

In September 2003, we purchased premises from three companies owned by certain shareholders of Cinram International Inc. (including the President and Chief Executive Officer and the Executive Vice-President, Operations of the Corporation) and their families for $7,400,000 representing the fair market value of the land and building based on independent appraisals on the date of acquisition. Prior to the purchase of the building, we leased our premises at 2255 Markham Road, Toronto, at an annual rental net to the landlord of approximately $760,000.

In 2003, we also paid $3.2 million ($0.5 million in 2002) to a law firm where one of our Directors and one of our Officers are each partners, of which $3.0 million related to the Time Warner acquisition; and we paid $0.25 million ($0.19 million in 2002) in consulting fees to one of our Directors.

6.    PROTECTING THE ENVIRONMENT

Our facilities are subject to laws and regulations, and international agreements, governing protection of the environment, natural resources, human health and safety, and the use, management and disposal of hazardous substances. In particular, our operations are subject to stringent requirements for packaging content and recycling, air and water emissions, and waste management. We believe that we comply substantially with all applicable environmental requirements. Although the costs of maintaining such compliance have not materially affected us to date, we cannot predict the costs of complying with requirements that may be imposed in the future. Such costs, or related third-party personal injury or property damage claims, could have a material adverse affect on our business, results of operations or financial condition.


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Cinram International Inc. - 2003 Annual Information Form
(all figures in Canadian dollars, unless otherwise stated)


7.    SELECTED CONSOLIDATED FINANCIAL INFORMATION

Selected consolidated financial information for the last eight quarters is available in the "Summary of Quarterly Results" section on pages 18 and 60 of Cinram's 2003 Annual Report and is incorporated herein by reference.

8.    MANAGEMENT'S DISCUSSION AND ANALYSIS

Management's Discussion and Analysis of financial condition and results of operations is available starting on page 10 of Cinram's 2003 Annual Report and is incorporated herein by reference.

9.    FOR MORE INFORMATION

Additional information, including executive and Directors' compensation and interests of management and others in material transactions, where applicable, is contained in our management information circular dated May 10, 2004, for the annual and special meeting of shareholders to be held on June 16, 2004, which involves the election of directors. Additional financial information is provided in Cinram's comparative financial statements for 2003 on pages 37 to 57 of Cinram's 2003 Annual Report, which are incorporated herein by reference.

You can ask for a copy of Cinram's annual and quarterly management's discussion and analysis by contacting our investor relations department at 2255 Markham Rd., Scarborough, Ontario, M1B 2W3, by sending an e-mail to investorrelations@cinram.com, or by calling (416) 298-8190.

These documents, as well as Cinram's annual reports, quarterly reports and news releases, are available on Cinram's Web site at www.cinram.com. Additional information relating to Cinram is also available on SEDAR at www.sedar.com.

10.   TRANSFER AGENT

Computershare Trust Company of Canada
100 University Avenue, 9th Floor
Toronto, Ontario
M5J 2Y1
Telephone: 1-800-564-6253
Fax: 1-888-453-0330
E-mail: CARegistryInfo@computershare.com


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